

June 7, 2023

Thomas Tam
Chief Executive Officer
Solowin Holdings, Ltd.
Room 1910-1912A, Tower 3
China Hong Kong City
33 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong

> **Re: Solowin Holdings, Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 22, 2023**
> **File No. 333-271525**

Dear Thomas Tam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

Amendment No. 1 to the Registration Statement on Form F-1 filed May 22, 2023

General

1.   We note that you list a number of contracts in the exhibit index in the section entitled "Item 8. Exhibits and Financial Statement Schedules," for instance, Exhibit Nos. 10.3 through 10.8. Please describe your material contracts under "Business," at page 72, as applicable. See Part I, Items 4(B) and 10(C) of Form 20-F.

You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if

Thomas Tam
Solowin Holdings, Ltd.
June 7, 2023
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin Sun